

May 15, 2015

John Swygert
Executive Vice President and Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

> **Re:** **Ollie's Bargain Outlet Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 17, 2015**
> **CIK No. 0001639300**

Dear Mr. Swygert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to research from Jeff Green Partners. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these

reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Summary

Our company, page 1

3. In the second paragraph of this section, your disclosures suggest that your financial performance is not impacted by the economic environment. However, we note from your disclosures elsewhere, such as in your risk factors, that changing economic conditions can materially affect your performance. You also state that increased consumer spending related to lower gasoline prices contributed to an increase comparable store sales on page 52. Please revise your disclosures to explain consistently how, if at all, the historical and present economic environment has affected your operations.

4. Please explain why you "*believe* 100% of [y]our stores have generated positive four-wall EBITDA on a trailing 12-month basis" (emphasis added) when this data should be quantifiable.

5. We note the graphs on page 2 presenting five year CAGR for total stores, net sales and Adjusted EBITDA. We have the following comments concerning your presentation of fiscal year 2012:

    - We note the reconciliation of Adjusted EBITDA to net income on page 13. Please confirm our assumption, if true, that the adjustments to EBITDA remove all items related to the CCMP Acquisition which would cause the predecessor and successor periods of 2012 not to be comparable.

    - We note that you adjusted 2012 to eliminate the impact of the five week period ended February 2, 2013 and to reflect a 52 week period. Please explain to us why it is meaningful to present a fiscal year ending on December 29, 2012 after you changed your fiscal year end to the Saturday closest to January 31. It appears that you should instead present the 52 week period ending on February 2, 2013. Please advise or revise.

Our competitive strengths

Strong and consistent store model built for growth, page 3

6. We note a target cash-on-cash return of 55% in the first 12 months of store operations. Please disclose whether your new stores have achieved this target in the past and disclose the periods, if any, in which this target has been achieved.

Summary historical consolidated financial and other data, page 10

7. We note you intend to present pro forma as adjusted earnings per share which will give effect to the Stock Split, your sale of common stock in this offering and the expected use of proceeds. Please note that your presentation of pro forma earnings per share should comply with Article 11 of Regulation S-X. In doing so, the denominator used in computing pro forma earnings per share should include only those common shares whose proceeds are reflected in pro forma adjustments to the income statement. Since your Use of Proceeds disclosures indicate you intend to use a portion of the net proceeds for working capital and general corporate purposes, and these uses will not create pro forma adjustments to the income statement, the shares whose proceeds are used for these purposes should not be included in your calculation of pro forma earnings per share. However, we will not object if you wish to present additional earnings per share data reflecting the issuance of all shares in this offering if you consider this information meaningful. If you choose to present this additional earnings per share data, it should be presented in addition to the pro forma earnings per share data described above and should be labeled appropriately so that it does not imply this is pro forma earnings per share as that term is defined in Article 11 of Regulation S-X.

8. Please revise footnote (3) to include disclosure that clearly shows the calculation of pro forma earnings per share and, if applicable, additional earnings per share for each period presented. In this regard, please ensure the revised disclosure explains all of the adjustments to compute the numerator and the denominator of the earnings per share data consistent with the pro forma footnote requirements of Rule 11-02(b)(6) of Regulation S-X. Tabular disclosure of these adjustments may provide ease of understanding for your investors.

9. We note you are using Adjusted EBITDA to assess operating performance of the Company. Please provide us with your analysis of whether you also are using this measure to assess liquidity. In this regard, we that you use this measure for the preparation of your internal annual operating budget and to assess compliance with various metrics associated with your Senior Secured Credit Facilities.

10. You indicate in footnote (4) that Adjusted EBITDA provides additional information to investors about certain material non-cash items and about unusual items that you do not expect to continue at the same level in the future. Please tell us the "unusual items" that are excluded from Adjusted EBTIDA. Please also describe to us the nature of these amounts and your basis for determining that such items are unusual. In this regard, note that pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The fact that you expect the amount of the charge or gain to vary from year to year does not warrant description of the item as unusual. If you believe that you have appropriately

described certain adjusting items as "unusual," please also revise your disclosure to explain to your investors which items are unusual and why you believe they are unusual.

Use of proceeds, page 38

11. We note you intend to use a portion of the net proceeds from this offering to repay some of the principal amount of your outstanding debt. When you determine the amount of debt to be repaid, please separately quantify the amount of proceeds that will be used to repay the principal amount of your debt and the amount of proceeds that will be used to pay any accrued interest or debt repayment fees such that your disclosure explains all cash payments related to this anticipated repayment of debt.

Dilution, page 41

12. Please quantify the amount of aggregate pro forma net tangible book value as of January 31, 2015. In this regard, while your stock split will change the number of shares outstanding and therefore the per share amount, it will not change the aggregate amount of your total stockholders' equity.

Management's discussion and analysis of financial condition and results of operations, page 46

13. We note your acknowledgement on page 16 that competitor consolidation may adversely affect your operations. Please provide management's analysis of any known industry trends or uncertainties that may affect your operating results.

Overview, page 46

14. We note your statements highlighting "rapid growth and strong and consistent store performance." We further note that more than 75% of the growth in net sales came from new store sales, which average $3.9 million in net sales during the first 12 months. Please provide more details regarding the historical performance of comparable store sales with a view to supporting your statements regarding their "strong and consistent" performance.

How we assess the performance of our business

Comparable store sales, page 48

15. We note the disclosure of certain performance metrics for new stores in their first one and two years of operations. Please provide a similar discussion of comparable store performance, such as average net sales, target estimates and adjusted EBITDA.

Fiscal year 2014 compared to fiscal year 2013

Net Sales, page 52

16. You state, "The increase in comparable store sales was primarily driven by strong deals in food and other categories, including automotive, pets and personal health care, as well as increased consumer spending related to lower gasoline prices." Tell us whether changes in your product mix, either between major categories of products or between brand name goods and private label brands, had a material impact on the number of transactions, overall sales trends and gross margins. If so, please revise your analysis of results to explain this impact in reasonable detail to your investors. Also, please disclose more detail about the material factors contributing to the increase in comparable store sales, such as any changes in selling prices, volumes and promotional activity. Refer to Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Selling, general and administrative expenses, page 52

17. We note your statement that the increase in selling, general and administrative (SG&A) expense was primarily the result of increases in store-related expenses to support new store growth. Please elaborate on this explanation, including quantifying the increase in SG&A expense related to new store growth. Given your statement that a significant portion of your SG&A expenses are fixed, please tell us how you considered discussing changes in any fixed expenses that comprise SG&A expense, and revise to describe the underlying causes for any significant changes in your fixed expenses. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Critical accounting policies and estimates, page 57

18. Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion under this heading should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time to the extent such uncertainty or variability could have a material impact on your financial statements. Please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate to change based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if reasonably likely changes in markdowns used in accounting for your inventory would have a material effect on your financial condition or results of operations, the impact that could result given the range of

reasonable outcomes should be disclosed and quantified. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Executive committee, page 80

19. Please provide a description of the roles and responsibilities assigned to the Executive Committee.

Certain relationships and related party transactions

Other transactions, page 94

20. Please disclose the approximate dollar value of Mr. Butler's interest in the corporate sponsorship relationship.

Financial Statements for the Fiscal Year Ended January 31, 2015

General

21. We note from page 9 that the stock split of your common stock is to be effected prior to the completion of this offering. Please tell us whether the stock split will be effected prior to your request for effectiveness of this Form S-1. If so, please confirm that you will give retroactive effect to the stock split in your financial statements, earnings per share, and related disclosures throughout this filing. Refer to the guidance in SAB Topic 4.C and ASC 260-10-55-12.

Consolidated statements of income, page F-4

22. Based on the description of cost of sales in Note 1, it appears that no depreciation and amortization expenses have been allocated to cost of sales. Please tell us your consideration of SAB Topic 11.B.

23. We note the disclosure in Note 5 and Note 8 indicating that you paid a dividend in fiscal 2014 which exceeded earnings for that year. To comply with SAB Topic 1.B.3, please present pro forma earnings per share calculated in accordance with the SAB on the face of your income statement. Additionally, please explain the calculation of this pro forma measure in a prominent location within the footnotes to your financial statements.

(1) Organization and summary of significant accounting policies, page F-7

24. You disclose on page 3 that over 55% of your sales in fiscal year 2014 were from Ollie's Army members. We also note from your website that members receive one point for every dollar they spend and for every 250 points earned you send a certificate for 10% off

one purchase. Please tell us how you account for reward certificates you issue to members under this rewards program and reference for us the authoritative literature you relied upon to support your accounting. Lastly, tell us why an accounting policy is not warranted for the rewards program, including a quantified assessment of the materiality of your Ollie's Army reward program.

25. Please disclose revenues for each group of similar products unless it is impracticable to do. If providing the information is impracticable, please disclose that fact. Please refer to ASC 280-10-50-40.

(m) Revenue recognition, page F-10

26. Please tell us the amounts of your provisions for sales returns and the allowances for sales returns for each year presented. If material, please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II -Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

(t) Self-insurance liabilities, page F-12

27. We note your disclosure that you are self-insured for certain losses related to the Company sponsored employee health insurance program and you estimate the accrued liabilities for your self-insurance programs using historical claims experience and loss reserves. Please tell us whether your accruals include losses from incurred but not reported claims and incidents when the loss is both probable and reasonably estimable, and revise your disclosure to disclose your accounting policy for such claims. Refer to ASC 450-20-25-2 and ASC 720-20-25-14. Also tell us how you considered disclosing the amount of loss at which your stop-loss coverage begins to assist your investors in better understanding the maximum potential exposure resulting from your self-insurance.

(3) Goodwill and other intangible assets, page F-14

28. We note that goodwill and other intangible assets comprise approximately 74% of your total assets as of January 31, 2015 and 77% of your total assets as of February 1, 2014. Given the materiality of these accounts, we have the following comments:

- We assume that all of the goodwill and tradename assets were recorded in connection with the fiscal year 2012 CCMP acquisition. Please confirm our assumption, or if our assumption is incorrect, please explain this matter to us in detail.

- To assist us in understanding the material balances recorded for these assets, please provide us in your response with all of the information related to the CCMP acquisition that you would have been required to disclose in your financial statements if the acquisition had occurred during a current reporting period, including but not limited to the purchase price allocation and a reasonably detailed qualitative description of the factors that make up the goodwill recognized. Additionally, please briefly explain to us how each of the major categories of tangible assets, other intangible assets and liabilities were valued to better explain how you determined the residual related to goodwill.

- We note that your tradename asset is indefinite lived. Please provide us with your reasonably detailed analysis of the criteria specified in ASC 350-30-35-3 to explain to us how you determined this asset has an indefinite life.

(5) Debt obligations and financing arrangements, page F-15

29. We note the Credit Facility and Amended Term Loan include restrictions on dividend payments and your disclosure elsewhere in the filing indicating that such restrictions may limit the ability of your subsidiaries to pay dividends. As such, it appears that you should provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Please tell us the restricted net assets of consolidated subsidiaries and, if applicable, describe the nature of the restrictions on the ability of your subsidiary to transfer funds to you in the form of dividends, loans or advances in more detail and disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(3) of Regulation S-X. Also tell us how you considered the applicability of Schedule I.

Item 17. Undertakings

30. Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Power of attorney, page II-6

31. Please revise to indicate that Mr. Butler signs in his capacity as a Director or Chairman of the Board, in addition to his capacity as President and Chief Executive Officer.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

Mara Ransom
Assistant Director

cc: Alexander D. Lynch